UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
I-FLOW CORPORATION
(Name of Subject Company (Issuer))
BOXER ACQUISITION, INC.
(Offeror)
A wholly-Owned Subsidiary of
KIMBERLY-CLARK CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
449520303
(Cusip Number of Class of Securities)
John Wesley, Esq
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100
(972) 281-1200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Imad I. Qasim Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7094	Matthew G. McQueen Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7036
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$325,493,355	$18,162.53

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is based on the offer to purchase up to 25,730,700 shares of common stock, par value $0.001 per share, of I-Flow Corporation (the “Company”) at an offer price of $12.65 per share. Such shares consist of (i) 24,463,356 shares of common stock of the Company outstanding as of October 18, 2009 (including 248,052 shares of unvested restricted stock), (ii) 558,414 shares of common stock of the Company potentially issuable upon the exercise of outstanding in-the-money stock options as of October 18, 2009 and (iii) 708,930 shares of common stock of the Company subject to issuance pursuant to outstanding restricted stock units as of October 18, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (together with amendments and supplements hereto, this “Schedule TO”) is filed by (i) Boxer Acquisition, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock of I-Flow Corporation, a Delaware corporation (the “Company”), par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is I-Flow Corporation, a Delaware corporation. The Company’s principal executive officers are located at 20202 Windrow Drive, Lake Forest, California 92630. The Company’s telephone number at such address is (949) 206-2700.
     (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of the Company. The Company has advised Parent that, as of October 18, 2009, 24,463,356 Shares were issued and outstanding, 1,293,914 Shares were reserved for issuance under the Company’s equity plans pursuant to outstanding Company options and 708,930 Shares were subject to outstanding restricted stock units.
     (c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) – (c) This Schedule TO is filed by Parent and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the transaction.
     The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term

Sheet,” “Introduction,” “Certain Information Concerning the Purchaser and Parent,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.
     (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.
     (a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.

Exhibit
Number	Description of Exhibits
(a)(1)(A)	Offer to Purchase dated October 20, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Kimberly-Clark Corporation and I-Flow Corporation on October 9, 2009, incorporated herein by reference to the Schedule TO filed by Kimberly-Clark Corporation on October 9, 2009.

(a)(5)(B)	Summary Newspaper Advertisement as published in the Wall Street Journal on October 20, 2009.

(a)(5)(C)	Press Release issued by Kimberly-Clark Corporation on October 20, 2009

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc. and I-Flow Corporation, incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by Kimberly-Clark Corporation with the SEC on October 19, 2009.

(d)(2)	Tender and Support Agreement dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc. and certain stockholders listed on Schedule A, incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by Kimberly-Clark Corporation with the SEC on October 19, 2009.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2009	BOXER ACQUISITION, INC.
	By:	/s/ Mark A. Buthman
		Name:	Mark A. Buthman
		Title:	Executive Vice President

Date: October 20, 2009	KIMBERLY-CLARK CORPORATION
	By:	/s/ John W. Wesley
		Name:	John W. Wesley
		Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits
(a)(1)(A)	Offer to Purchase dated October 20, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Kimberly-Clark Corporation and I-Flow Corporation on October 9, 2009, incorporated herein by reference to the Schedule TO filed by Kimberly-Clark Corporation on October 9, 2009.

(a)(5)(B)	Summary Newspaper Advertisement as published in the Wall Street Journal on October 20, 2009.

(a)(5)(C)	Press Release issued by Kimberly-Clark Corporation on October 20, 2009

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc. and I-Flow Corporation, incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by Kimberly-Clark Corporation with the SEC on October 19, 2009.

(d)(2)	Tender and Support Agreement dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc. and certain stockholders listed on Schedule A, incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by Kimberly-Clark Corporation with the SEC on October 19, 2009.

(g)	Not applicable.

(h)	Not applicable.